Exhibit 12

	For the year ended December 31,									Three months ended March 31,
	2002		2003		2004		2005	2006		2006		2007
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$213,454		$209,460		$215,801		$206,960	$203,683		$28,132		$25,869
Add: Total fixed charges	108,451		98,117		94,177		95,159	101,184		24,779		25,731
Less: Interest capitalized	573		500		163		167	1,666		160		625	a

Adjusted earnings	$321,332		$307,077		$309,815		$301,952	$303,201		$52,751		$50,975

Fixed Charges:
Interest	$105,359		$94,110		$90,327		$91,171	$97,320		$23,822		$24,776	b
Portion of rental expense representative of the interest factor (1)	3,092		4,007		3,850		3,988	3,864		957		955

Total fixed charges	$108,451		$98,117		$94,177		$95,159	$101,184		$24,779		$25,731

Ratio of Earnings to Fixed Charges	2.96	x	3.13	x	3.29	x	3.17	3.00	x	2.13	x	1.98	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.